Apollo HOSPITALS
TOUCHING LIVES

RECEIVED
2009 NOV -5 A 10: 00

AHEL / SEC / SHARES / 2009 14th October 2009

09047262

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C.
20549-0302

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited - File No.82-34893

With reference to above, Pursuant to clause 47(c) of the listing agreement, please find enclosed compliance certificate from Practising Company Secretary which is self explanatory.

Kindly acknowledge receipt.

Thanking you,

For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL

IS/ISO 9001:2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : "Ali Towers", IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044 - 28290956, 28293896, 2829 3333
Extn : 6681, Telefax : 044 - 2829 0956 E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com
Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028.

Lakshmmi Subramanian & Associates

LAKSHMMI SUBRAMANIAN, B.Com., F.C.S.
P. SRIRAM, M.A., F.C.S.
P.S. SRINIVASAN, B.A., LL.B., A.C.S.
Practising Company Secretaries

To,

All the Listed Stock Exchanges

CERTIFICATE UNDER CLAUSE 47 OF THE LISTING AGREEMENT

FOR THE HALF YEAR ENDED 30th SEPTEMBER 2009.

We have examined all Share Transfer Deeds, Memorandum of Transfers, Registers, files and other documents relating to **M/s. APOLLO HOSPITALS ENTERPRISE LIMITED** maintained by **M/s. Integrated Enterprises (India) Limited** pertaining to transfer of equity shares of the company for the period from **1st April 2009** to **30th September 2009** for the purpose of issuing a Certificate as per Clause 47 (C) of the Listing Agreement entered into by, **M/s. APOLLO HOSPITALS ENTERPRISE LIMITED** with the listed stock exchanges and based on the information provided by the Company and hereby certify that the Company has delivered during half year ended on **30th September 2009**

A) Share Certificate relating to the Share Transfer Deeds received during the period from **1st April 2009** to **30th September 2009** as entered in the Memorandum of Transfers have been issued within one month from respective date of lodgment of each deed excepting those rejected on technical grounds.

B) Share Certificates in respect of requests for issue of split share certificates and duplicate share certificates have been issued within one month of lodgment

For Lakshmmi Subramanian & Associates
Practising Company Secretaries

Date : 12-10-2009
Place: Chennai

Lakshmmi Subramanian
Senior Partner
(Membership No: 3534)

"Murugesa Naicker Office Complex", 81, Greams Road, Chennai - 600 006.
Ph : 28292272, 28292273 Fax : 044-42142061, Cell : 9841015012, 9841047966
e-mail : srisecadmin@rediffmail.com,srisecadmin@airtelbroadband.in

RECEIVED
2009 NOV -5 A 10:00

Apollo HOSPITALS
TOUCHING LIVES

AHEL / SEC / SHARES / 2009

14th October 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C.
20549-0302

Dear Sir,

Ref : Apollo Hospitals Enterprise Limited - File No.82-34893

With reference to above, Please find enclosed Secretarial Audit Report for the quarter ended 30th September 2009 duly certified by Mrs. Lakshmi Subramanian, Practising Company Secretary.

Please take note of the same in your records

Kindly acknowledge receipt.

Thanking you,

For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL

IS/ISO 9001:2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : "Ali Towers", IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044 - 28290956, 28293896, 2829 3333 Extn : 6681, Telefax : 044 - 2829 0956 E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com
Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028.

Lakshmmi Subramanian & Associates

LAKSHMMI SUBRAMANIAN, B.Com., F.C.S.
P. SRIRAM, M.A., F.C.S.
P.S. SRINIVASAN, B.A., LL.B., A.C.S.
Practising Company Secretaries

October 12, 2009

To,

All the Listed Stock Exchanges

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 30th September 2009
Ref: SEBI Circular No.D&CC/FITTC/CIR-16/2002

We are enclosing herewith the secretarial audit report of **M/s. APOLLO HOSPITALS ENTERPRISE LIMITED** for the quarter ended 30th September 2009.

Thanking You,

Yours faithfully,

For **M/s. Lakshmmi Subramanian & Associates**

Lakshmmi Subramanian
Senior Partner

"Murugesa Naicker Office Complex", 81, Greams Road, Chennai - 600 006.
Ph : 28292272, 28292273 Fax : 044-42142061, Cell : 9841015012, 9841047966
e-mail : srisecadmin@rediffmail.com,srisecadmin@airtelbroadband.in

SECRETARIAL AUDIT REPORT

1 For Quarter Ended	**30th September 2009**
2 ISIN:	INE437A01016
3 Face Value :	Rs.10/- per share
4 Name of the Company	**APOLLO HOSPITALS ENTERPRISE LIMITED**
5 Registered Office Address	NO.19, BISHOP GARDEN, RAJA ANNAMALAIPURAM, CHENNAI-600 028
6 Correspondence Address	APOLLO HOSPITALS ENTERPRISE LIMITED, ALI TOWERS, III FLOOR, NO.55, GREAMS ROAD, CHENNAI-600 006
7 Telephone & Fax Nos.	044-28290956
8 Email address	apolloshares@vsnl.net
9 Names of the Stock Exchanges where the company's securities are listed	Bombay Stock Exchange Ltd. National Stock Exchange Ltd.

	Number of shares	% of Total Issued Capital
10 Issued Capital	6,17,84,859	100%
11 Listed Capital (Exchange-wise) (as per company's records):		
Bombay Stock Exchange Ltd	6,17,84,859	
National Stock Exchange Ltd	6,17,84,859	
12 Held in dematerialized form in CDSL	49,88,874	8.07%
13 Held in dematerialized form in NSDL	5,23,12,551	84.67%
14 Physical	44,83,434	7.26%
15 Total No. of shares (12+13+14)	6,17,84,859	
16 Reasons for difference if any, between (10&11), (10&15), (11&15):	Not applicable	

LAKSHMMI SUBRAMANIAN. B.Com., F.C.S
CP No. 1087

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below:

Particulars***	No.of shares	Applied /Not Applied for listing	Listed on Stock Exchanges (specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. Appr. Pending for SE (specify Names)
	---	Nil	--			

***Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify).

18 Register of Members is Updated (Yes/No)	Yes
If not, updated up to which date	N.A

19. Reference of Previous Quarter with regards to excess dematerialized shares, if any	Nil

20. Has the company resolved the matter mentioned in Point No. 20 above in the current quarter? If not, reason why?	Not Applicable

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay:

Total No. of demat requests	No. of requests	No. of Shares	Reasons for delay
Confirmed after 21 Days	---------	Nil	------------
Pending for more than 21 days	---------	Nil	------------

22 Name, Telephone and Fax No. of the Compliance officer of the Co.	Mr. S.K.Venkataraman Chief Financial Officer and Company Secretary Ph: 044-28290679

23 Name, Address, Tel .& Fax No., Regn. No of the Auditor	Mrs.Lakshmmi Subramanian, M/s.Lakshmmi Subramanian & Associates, "Murugesa Naicker Office Complex", 81, Greams Road, Chennai-600 006. C.P.No.1087 Ph: & Fax: 28292272-73

24 Appointment of common agency for share registry work	If yes (name & address)	M/s. Integrated Enterprises (India) Limited, 2nd Floor, Kences Towers, 1, Ramakrishna Street, North Usman Road, T.Nagar. Chennai-600 0017

25 Any other detail that the auditor may like to provide. (e.g. BIFR Company, delisting from SE, company changed its name etc.)

------------- Nil-----------------------

SUBRAMANIAN & ASSOCIATES PCS CHENNAI

LAKSHMMI SUBRAMANIAN, B.Com., F.C.S
CP No. 1087

RECEIVED

2009 NOV -5 A 10: 00

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Apollo HOSPITALS
TOUCHING LIVES

October 13, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Notice for Board Meeting

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please be informed that the Meeting of the Board of Directors is scheduled to be held on 29th October 2009 inter alia, to consider, approve the unaudited financial results of the Company for the quarter/half year ended 30th September 2009 and the same shall be published on or before 31st October 2009.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

IS/ISO 9001:2000

RECEIVED
2009 NOV -5 A 10:09
OFFICE OF INTERNATIONAL ...

Apollo HOSPITALS
TOUCHING LIVES

AHEL / SEC / SHARES / 2009 14th October 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C.
20549-0302

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)
Ref : Apollo Hospitals Enterprise Limited - File No.82-34893

With reference to above, please find enclosed the following :-

(i) Distribution of Shareholding for the quarter ended 30th September 2009.

(ii) List of persons/entities holding more than 1% of the share capital.

(iii) Compliance Report on Corporate Governance for the quarter ended 30th September 2009.

Please note that the above details (i) & (ii) are being posted in our website.

Kindly acknowledge receipt.

Thanking you,

For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL

IS/ISO 9001:2000

(I) (a) **Statement Showing Shareholding Pattern**

Name of the Company : Apollo Hospitals Enterprise Limited
Scrip Code : APOLLOHOSP
Quarter Ended : 30-Sep-2009

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares		Shares Pledged or otherwise encumbered	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)	Number of shares	As a percentage
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)=(VIII)/(IV)*100
(A)	**Shareholding of Promoter and Promoter Group[2]**							
1	**Indian**							
(a)	Individuals/ Hindu Undivided Family	32	11,772,657	10,066,384	20.61	19.05	5,732,786	48.70
(b)	Central Government/ State Government(s)				0.00	0.00		
(c)	Bodies Corporate	4	8,931,380	8,915,780	15.64	14.46	7,577,300	84.84
(d)	Financial Institutions/ Banks				0.00	0.00		
(e)	Any Others(Specify)				0.00	0.00		
(e-i)					0.00	0.00		
(e-ii)					0.00	0.00		
	Sub Total(A)(1)	**36**	**20,704,037**	**18,982,164**	**36.25**	**33.51**	**13,310,086**	**64.29**
2	**Foreign**							
a	Individuals (Non-Residents Individuals/ Foreign Individuals)				0.00	0.00		
b	Bodies Corporate				0.00	0.00		
c	Institutions				0.00	0.00		
d	Any Others(Specify)				0.00	0.00		
d-i					0.00	0.00		
d-ii					0.00	0.00		
	Sub Total(A)(2)	**0**	**0**	**0**	**0.00**	**0.00**	**0.00**	**0.00**
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	**36**	**20,704,037**	**18,982,164**	**36.25**	**33.51**	**13,310,086**	**64.29**

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares		Shares Pledged or otherwise encumbered	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)	Number of shares	As a percentage
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)=(VIII)/(IV)*100
(B)	**Public shareholding**						NA	NA
1	**Institutions**						NA	NA
(a)	Mutual Funds/ UTI	11	207,571	206,571	0.36	0.34		
(b)	Financial Institutions / Banks	11	13,768	11,820	0.02	0.02		
(c)	Central Government/ State Government(s)	1	161,854	161,854	0.28	0.26		
(d)	Venture Capital Funds				0.00	0.00		
(e)	Insurance Companies	5	946,215	946,215	1.66	1.53		
(f)	Foreign Institutional Investors	63	15,322,931	15,322,931	26.82	24.80		
(g)	Foreign Venture Capital Investors				0.00	0.00		
(h)	Any Other (specify)				0.00	0.00		
	Sub-Total (B)(1)	**91**	**16,652,339**	**16,649,391**	**29.15**	**26.95**		
B 2	**Non-institutions**						NA	NA
(a)	Bodies Corporate	578	911,044	891,367	1.59	1.47		
(b)	Individuals							
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	26,836	4,025,658	2,264,601	7.05	6.52		
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	13	220,345	150,020	0.39	0.36		
(c)	Any Other (specify)							
(c-i)	Trusts	18	58,989	134	0.10	0.10		
(c-ii)	Directors & their Relatives	10	59,103	59,053	0.10	0.10		
(c-iii)	Non Resident Indians	1,004	1,054,685	221,468	1.85	1.71		
(c-iv)	Overseas Corporate Bodies	2	94,771	79,339	0.17	0.15		
(c-v)	Clearing Member	79	78,928	78,928	0.14	0.13		
(c-vi)	Hindu Undivided Familes	273	72,741	72,741	0.13	0.12		
(c-vii)	Foreign Corporate Bodies	4	13,189,219	13,189,219	23.09	21.35		
	Sub-Total (B)(2)	**28,817**	**19,765,483**	**17,006,870**	**34.60**	**31.99**		
(B)	**Total Public Shareholding (B)= (B)(1)+(B)(2)**	**28,908**	**36,417,822**	**33,656,261**	**63.75**	**58.94**	NA	NA
	TOTAL (A)+(B)	**28,944**	**57,121,859**	**52,638,425**	**100**	**92.45**		

Category code (I)	Category of Shareholder (II)	Number of Shareholders (III)	Total number of shares (IV)	Number of shares held in dematerialized form (V)	Total shareholding as a percentage of total number of shares		Shares Pledged or otherwise encumbered	
					As a percentage of(A+B)[1] (VI)	As a percentage of (A+B+C) (VII)	Number of shares (VIII)	As a percentage (IX)=(VIII)/(IV)*100
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	4,663,000	4,663,000	NA	7.55	NA	NA
	GRAND TOTAL (A)+(B)+(C)	28,945	61,784,859	57,301,425	NA	100		

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman

Chief Financial Officer & Company Secretary

30-Sep-2009

(I)(b) Statement showing Shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr. No.	Name of the shareholder	Total shares held		Shares pledged or otherwise encumbered		
		Number	As a % of grand total (A)+(B)+(C)	Number	As a percentage	As a % of grand total (A)+(B)+(C) of sub-clause (I)(a)
(I)	(II)	(III)	(IV)	(V)	(VI)=(V)/(III)*100	(VII)
1	Dr. Prathap C Reddy	1,579,650	2.56	0	0.00	0.00
2	Ms. Sucharitha P Reddy	1,370,839	2.22	271,700	19.82	0.44
3	Ms. Preetha Reddy	1,683,270	2.72	1,680,000	99.81	2.72
4	Ms. Suneeta Reddy	1,500,795	2.43	1,497,000	99.75	2.42
5	Ms. Shobana Khamineni	1,094,976	1.77	1,079,086	98.55	1.75
6	Ms. Sangita Reddy	2,486,254	4.02	930,000	37.41	1.51
7	Mr. Karthik Anand	110,300	0.18	0	0.00	0.00
8	Mr. Harshad Reddy	105,100	0.17	0	0.00	0.00
9	Ms. Sindhoori Reddy	258,300	0.42	245,000	94.85	0.40
10	Mr. Adithya Reddy	105,100	0.17	30,000	28.54	0.05
11	Ms. Upsana Kamineni	133,638	0.22	0	0.00	0.00
12	Mr. Puvansh Kamineni	106,100	0.17	0	0.00	0.00
13	Ms. Anushpala Kamineni	129,587	0.21	0	0.00	0.00
14	Mr. Anandith Reddy	115,100	0.19	0	0.00	0.00
15	Mr. Viswajith Reddy	111,150	0.18	0	0.00	0.00
16	Mr. Viraj Madhavan Reddy	84,112	0.14	0	0.00	0.00
17	Mr. P Obul Reddy	9,000	0.01	0	0.00	0.00
18	Mr. P Vijayakumar Reddy	666	0.00	0	0.00	0.00
19	Mr. Vishweswar Reddy	788,710	1.28	0	0.00	0.00
20	Mr. Anil Khamineni	10	0.00	0	0.00	0.00
21	PCR Investments Ltd	8,910,180	14.42	7,577,300	85.04	12.26
22	Obul Reddy Investments Ltd	5,600	0.01	0	0.00	0.00
23	Apollo Health Association	15,600	0.03	0	0.00	0.00
	TOTAL	**20,704,037**	**33.51**	**13,310,086**	**64.29**	**21.54**

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer & Company Secretary

30-Sep-2009

(I)(c) Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Apax Mauritius FDI One Limited	7,047,119	11.41
2	Bisikan Bayu Investments (Mauritius) Limited	5,500,000	8.90
3	CLSA (Mauritius) Limited	4,275,000	6.92
4	Bisikan Bayu Investments (Mauritius) Limited	2,046,930	3.31
5	Apax Partners Europe Managers Limited A/c Apax Mauritius FII Ltd	1,473,944	2.39
6	Emerging Markets Growth Fund Inc	1,222,966	1.98
7	Munchener Ruckversicherungsgesellschaft Akliengesellschaft in Munchen	1,198,690	1.94
8	Quantum (M) Limited	769,214	1.24
9	International Finance Corporation	642,000	1.04
	TOTAL	**24,175,863**	**39.13**

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman

Chief Financial Officer & Company Secretary

30-Sep-2009

(I)(d) Statement showing details of locked-in shares

Sr. No.	Name of the shareholder	Category of Shareholders (Promoters / Public)	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Dr. Prathap C Reddy	Promoter	1,549,157	2.51
2	Ms. Sangita Reddy	Promoter	1,550,000	2.51
	TOTAL		**3,099,157**	**5.02**

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer & Company Secretary

30-Sep-2009

(II)(a) Statement showing details of Depository Receipts (DRs)

Sr. No.	Type of Outstanding DR (ADRs, GDRs, SDRs, etc.,)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	GDR	4,663,000	4,663,000	7.55
	TOTAL	**4,663,000**	**4,663,000**	**7.55**

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer & Company Secretary

30-Sep-2009

(II)(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr. No.	Name of the DR Holder	Type of Outstanding DR (ADRs, GDRs, SDRs, etc.,)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	The Bank of New York	4,663,000	4,663,000	7.55
	TOTAL		4,663,000	7.55

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer & Company Secretary

ANNEXURE I B

Quarterly Compliance Report on Corporate Governance

Name of the Company : **Apollo Hospitals Enterprise Limited**

Quarter ending on : **30th September 2009**

Particulars	Clause of Listing agreement	Compliance Status Yes / No	Remarks
I Board of Directos	**49 I**		
(A) Composition of Board	49 (IA)	Yes	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
(C) Other provisions as to Board and Committees	49 (IC)	Yes	
(D) Code of Conduct	49 (ID)	Yes	
II Audit Committee	**49 II**		
(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
(B) Meeting of Audit Committee	49 (IIB)	Yes	
(C) Powers of Audit Committee	49 (IIC)	Yes	
(D) Role of Audit Committee	49 (IID)	Yes	
(E) Review of Information by Audit Committee	49 (IIE)	Yes	
III Subsidiary Companies	**49 III**	Yes	
IV Disclosures	**49 IV**		
(A) Basis of related party transactions	49 (IV A)	Yes	
(B) Board Disclosures	49 (IV B)		
(a) Disclosure of Accounting Treatment	49 (IV B)	NA	
(b) Risk Management	49 (IV B)	Yes	
(C) Proceeds from public issues, rights issues, preferential issues etc	49 (IV C)	Yes	
(D) Remuneration of Directors	49 (IV D)	Yes	shall be complied in the Annual Report 2009-2010
(E) Management	49 (IV E)	Yes	shall be complied in the Annual Report 2009-2010
(F) Shareholders	49 (IV F)	Yes	
V CEO / CFO Certification	**49 V**	Yes	shall be complied in the Annual Report 2009-2010
VI Report on Corporate Governance	**49 VI**	Yes	shall be complied in the Annual Report 2009-2010
VII Compliance	**49 VII**	Yes	

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman

Compliance Officer